DBV Technologies S.A.

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

July 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christina De Rosa

Re:	DBV Technologies S.A.
Registration Statement on Form F-1
File No. 333-205474

Acceleration Request
	Requested Date:	Tuesday, July 14, 2015
	Requested Time:	5:15 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-1 (File No. 333-205474) (the “Registration Statement”) to become effective on July 14, 2015, at 5:15 p.m., Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Marc Recht, Divakar Gupta, Richard Segal, Courtney Thorne and Danielle Gershowitz of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Marc Recht of Cooley LLP, counsel to the Registrant, at (617) 937-2316, or in his absence, Richard Segal at (617) 937-2332.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DBV Technologies S.A.

By:	/s/ Dr. Pierre-Henri Benhamou
Name:	Dr. Pierre-Henri Benhamou
Title:	Chief Executive Officer

cc:	Marc A. Recht, Esq., Cooley LLP Divakar Gupta, Esq., Cooley LLP Edwin O’Connor, Goodwin Proctor LLP